UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

	NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-29273

(Check One):		CUSIP NUMBER 74913K106

☒ Form 10-K	☐ Form 20-F	☐ Form 10-Q	☐ Form N-SAR

For Period Ended:	December 31, 2003

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Quovadx, Inc.

Full Name of Registrant

6400 S. Fiddler’s Green Circle, Suite 1000

Address of Principal Executive Office (Street and Number)

Englewood, CO 80111

City, State and Zip Code

PART II — RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form NSAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

On March 15, 2004, the registrant announced that it would be restating its 2003 third quarter financial results and revising its previously announced preliminary 2003 fourth quarter and full year financial results. The registrant has determined that revenue on prior shipments of software product to Infotech Network Group will be recognized only when cash is received. The restatement removes all revenue associated with contracts between the Company and Infotech Network Group from its published financial reports for 2003. In light of the restatement and revision, the registrant could not timely file its Form 10-K for the year ending December 31, 2003 without unreasonable effort or expense. The registrant intends to file its Form 10-K as soon as practicable, and anticipates that the filing will occur on or before the 15th day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Gary T. Scherping (Name)	(720) (Area Code)	554-1212 (Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Quovadx, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2004	By:	/s/ Gary T. Scherping
Gary T. Scherping
Executive Vice President and Chief Financial Officer